Exhibit 21.1

Subsidiaries

Name of Subsidiary	State of Incorporation	Line of Business	Number of Omitted Subsidiaries Operating
			in the United States	in Foreign Countries
Mednax Services, Inc.	Florida	Physician Services	12	0
Pediatrix Medical Group, Inc.	Florida	Physician Services	10	0
American Anesthesiology, Inc.	Florida	Physician Services	7	0